UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 7)*

Under the Securities Exchange Act of 1934

      SMART Modular Technologies (WWH), Inc.
(Name of Issuer)

       Ordinary Shares, $0.00016667 Par Value
(Titles of Class of Securities)

                                G82245 10 4
(CUSIP Number)

                           December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G82245 10 4		13G/A
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Advisors III, Inc.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER - 0 -
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER - 0 -
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (1)
12.		TYPE OF REPORTING PERSON* CO

(1)      Based on a total of 65,198,771 shares of Ordinary Shares outstanding as of June 27, 2011, as reported on the Issuer’s Form 10-Q dated June 30, 2011.

CUSIP No. G82245 10 4		13G/A
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Group Holdings (SBS) Advisors, Inc.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER - 0 -
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER - 0 -
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (2)
12.		TYPE OF REPORTING PERSON CO

(2)      Based on a total of 65,198,771 shares of Ordinary Shares outstanding as of June 27, 2011, as reported on the Issuer’s Form 10-Q dated June 30, 2011.

CUSIP No. G82245 10 4		13G/A
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) T(3) Advisors II, Inc.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER - 0 -
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER - 0 -
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (3)
12.		TYPE OF REPORTING PERSON CO
_________________________
(3)      Based on a total of 65,198,771 shares of Ordinary Shares outstanding as of June 27, 2011, as reported on the Issuer’s Form 10-Q dated June 30, 2011.

CUSIP No. G82245 10 4		13G/A
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Bonderman
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER - 0 -
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER - 0 -
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (4)
12.		TYPE OF REPORTING PERSON IN
________________________
(4)    Based on a total of 65,198,771 shares of Ordinary Shares outstanding as of June 27, 2011, as reported on the Issuer’s Form 10-Q dated June 30, 2011.

CUSIP No. G82245 10 4		13G/A
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James G. Coulter
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER - 0 -
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER - 0 -
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (5)
12.		TYPE OF REPORTING PERSON IN
________________________
(5)      Based on a total of 65,198,771 shares of Ordinary Shares outstanding as of June 27, 2011, as reported on the Issuer’s Form 10-Q dated June 30, 2011.

Item 1(a).	Name of Issuer:
SMART Modular Technologies (WWH), Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:
39870 Eureka Drive, Newark, CA 94560

Item 2(a).	Name of Person Filing:

This Amendment No. 7 (“Amendment No. 7”) to Schedule 13G (as filed on March 3, 2006, and amended by Amendment No. 1 dated February 14, 2007, Amendment No. 2 dated March 5, 2007, Amendment No. 3 dated February 14, 2008, Amendment No. 4 dated February 13, 2009 and Amendment No. 5 dated February 12, 2010, Amendment No. 6 dated February 14, 2012, the “Schedule 13G”) is being filed jointly on behalf of TPG Advisors III, Inc. (“Advisors III”), TPG Group Holdings (SBS) Advisors, Inc. (“Group Advisors”), T(3) Advisors II, Inc. (“T(3) Advisors II” and, together with Advisors III and Group Advisors, the “Advisors Entities”), David Bonderman and James G. Coulter (together with Mr. Bonderman and the Advisors Entities, the “Reporting Persons”), pursuant to an Agreement of Joint Filing attached hereto as Exhibit 1 in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Advisors III is the general partner of TPG GenPar III, L.P., a Delaware limited partnership, which is the general partner of TPG Partners III, L.P., a Delaware limited partnership, TPG Parallel III, L.P., a Delaware limited partnership, TPG Investors III, L.P., a Delaware limited partnership, FOF Partners III, L.P., a Delaware limited partnership, TPG Dutch Parallel III, C.V., a Netherlands limited partnership and FOF Partners III-B, L.P., a Delaware limited partnership, which are the members of TPG III SM, LLC, a Delaware limited liability company (“TPG III SM”), which directly held the shares of Ordinary Shares of the Issuer (“TPG III Shares”) reported herein.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of TPG GenPar IV Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG GenPar IV, L.P., a Delaware limited partnership, which is the general partner of TPG Partners IV, L.P., a Delaware limited partnership, which is the sole member of TPG IV SM, LLC (“TPG IV SM”), a Delaware limited liability company, which directly held the shares of Ordinary Shares of the Issuer (“The TPG IV Shares”) reported herein.

T(3) Advisors II is the general partner of T(3) Genpar II, L.P., a Delaware limited partnership, which is the general partner of T(3) Partners II, L.P., a Delaware limited partnership and T(3) Parallel II, L.P., a Delaware limited partnership, which are the members of T(3) II SM, LLC, a Delaware limited liability company (“T(3) II SM”, and, together with TPG III SM and TPG IV SM, the “TPG Funds”), which directly held the shares of Ordinary Shares of the Issuer (the “T(3) Shares” and together with the TPG III Shares and The TPG IV Shares, the “Shares”).

Because of the relationships between Advisors III and TPG III SM, Advisors III may be deemed to have beneficially owned the TPG III Shares. Because of the relationships between Group Advisors and TPG IV SM, Group Advisors may be deemed to have beneficially owned The TPG IV Shares. Because of the relationships between T(3) Advisors II and T(3) II SM, T(3) Advisors II may be deemed to have beneficially held the T(3) Shares.

David Bonderman and James G. Coulter are officers, directors and sole shareholders of each of the Advisors Entities and therefore may be deemed to have beneficially held the Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
The principal business address of each of the Reporting Persons is as follows: c/o TPG Global, LLC 301 Commerce Street, Suite 3300 Forth Worth, Texas 76102
Item 2(c).	Citizenship: See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities: Ordinary Shares, par value $0.00016667 (the “Ordinary Shares”).

Item 2(e).	CUSIP Number: G82245 10 4

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

(a)	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	Non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership.

(a)	Amount Beneficially Owned: See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.

(iv) Shared power to dispose or direct the disposition of:
See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See response to Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

TPG Advisors III, Inc.
By: /s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

TPG Group Holdings (SBS) Advisors, Inc.
By: /s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

T(3) Advisors II, Inc.
By: /s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (6)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (7)

_________________________
(6) Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Securities and Exchange Commission (the “Commission”) as an exhibit to a Form 13D filed by Mr. Bonderman on July 26, 2010.

(7)  Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Coulter on July 26, 2010.

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.*

_______________

* Incorporated herein by reference to the Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011, which was previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011.